September 21, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 0303

Washington, D.C. 20549-0303

Attn:	Gregory Dundas

Re:   The Money Tree Inc.

Amendment No. 4 to Registration Statement on Form S-1 filed September 21, 2005

File No. 333-122531

Amendment No. 4 to Registration Statement on Form S-1 filed September 21, 2005

File No. 333-122533

Dear Mr. Dundas:

We are in receipt of your comment letter dated August 19, 2005 to The Money Tree Inc. We have addressed your comments in the letter by reproducing each comment below and providing our response immediately following. Simultaneously with the delivery of this letter, we have filed the above referenced Amendments to the Registration Statement with changes responsive to your comments.

General

1.	Comment: Please incorporate all corresponding changes requested below into the Form S-1, file no. 333-122533, as appropriate.

Response: We have incorporated all applicable corresponding changes requested below into the Form S-1, file number 333-122533.

2.	Comment: We note your response to our prior comment no. 1. However, we continue to believe that in order to fit within the limits of the Xerox no-action letter, the interest rate must change according to a formula. Otherwise, we might view the post-interest-rate-adjustment debentures as a new security.

Response: In response to your continued comment, we have revised the prospectus throughout to reflect a formulaic approach to re-setting the interest rate at the end of each interest adjustment period for the Debentures.

3.	Comment: Please include updated interim financial statements as required by Rule 3-12 of Regulation S-X.

Response: We have included the required interim financial statements pursuant to Rule 3-12 of Regulation S-X.

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United States Securities and Exchange Commission

4.	Please update your management’s discussion and analysis as a result of the inclusion of these interim financial statements. Refer to Item 303(b) of Regulation S-K.

Response: We have updated the MD&A discussion as a result of the inclusion of these interim financial statements.

Management’s Discussion and Analysis

Overview, page 18

5.	In response to our prior comment no. 3 you state that the inconsistencies between the presentation in your first amendment and that in your second amendment is due to reclassification errors between your direct consumer loans and consumer sales finance contracts categories. This response fails to address the fact that the total volume of loans and contracts made for all three categories combined does not reconcile between the two amendments. In fiscal year ending September 25, 2004 this difference is approximately $5 million. Please explain to us the reasons for the change in this disclosure.

Response: In compiling the data and reclassifying the amounts between direct consumer loans and consumer sales finance contracts in connection with Amendment No. 2, we erroneously included contracts purchased in the total volume of loans made category. The contracts purchased are shown separately below the total volume of loans made information and, therefore, should not also have been included in the total volume of loans made information. Such inclusion of the contracts purchased data accounted for most of the approximately $5 million discrepancy for the fiscal year ended September 25, 2004. There were also other relatively minor compilation discrepancies discovered in this process. We have revised the data in these tables to appropriately present loans originated to exclude contracts purchased.

6.	In response to our prior comment no. 5 you revised the lead in paragraph on page 20 to state that refinancings represent the amount of the pay off of loans refinanced and, along with collections, reflect cash receipts in the form of repayments made on your loans. It is unclear from this revised disclosure whether the entire amount of refinancings should be included in your Consolidated Statements of Cash Flows. Please provide us with a hypothetical journal entry depicting a receivable that is refinanced with a portion of the proceeds being advanced to the customer. In doing so, please explain where the individual debits and credits of the journal entry would be reflected in your Consolidated Statements of Cash Flows.

Response: In response to your comment, we further analyzed our reporting of refinancings. In doing so, we determined that we had misinterpreted the technical methodology of reporting refinancing transactions and erroneously included refinancing transactions in both loans originated and loans repaid in our Consolidated Statements of Cash Flows. In addition, the amount of the loan made to the customer as a result of the refinance transaction was included in loans originated resulting in a double posting to that account for the same transaction. As a result, we have revised our Consolidated Statements of Cash Flows for the years ended September 25, 2004, 2003 and 2002 by reducing loans originated and loans repaid by the amount of the refinancings for each year presented, the net effect of which is zero to the net cash used in investing activities. We have also revised the lead-in paragraph to the receivable roll-forward table on page 20 to state that collections represent cash receipts in the form of repayments on our loans as

September 21, 2005

United States Securities and Exchange Commission

reflected in our Consolidated Statements of Cash Flows and refinancings represents the amount of the pay off of loans refinanced.

7.	We note your revised disclosure in response to our prior comment no. 6. Please revise to further explain rebates / other adjustments. In doing so, please provide an enhanced discussion of rebates of interest as they relate to the Rule of 78’s. Alternatively, reference the reader to page F-9 so the reader can better understand the nature of these rebates. In addition, please tell us how the loans refinanced portion of the other adjustments differs from the separate line item of your reconciliation labeled refinancings.

Response: We have revised the lead-in paragraph to the receivable roll-forward table to more clearly describe the nature of all components of the roll-forward. Included within the “rebates/other adjustments” portion of the roll-forward are rebates in the form of reductions to gross loan amounts of precomputed interest and insurance premiums resulting from loans refinanced and other loans paid off before maturity. We also reference the reader to page F-9 of the prospectus for further discussion related to rebates of interest. The separate line item Refinancings represents the amount of the payoff of the loan being refinanced.

Analysis of Allowance for Credit Losses, page 24

8.	Your response to our prior comment no. 7 indicates that you do not recover any portion of Consumer Sales Finance Contracts or Motor Vehicles Sales Contracts. On page 7 you state that you continually monitor the delinquency status of your finance receivables and promptly institute collection efforts. Please revise your disclosure on page 25 and your Summary of Significant Accounting Policies on page F-8 to explain your process for collecting delinquent amounts related to these receivables.

Response: We have revised the discussion of our collection efforts and charge offs policies relating to each category of our finance receivables in the “Business – Provision for Credit Losses” section of the prospectus and “Note 2 – Summary of Significant Accounting Policies – Credit Losses” section of the footnotes to the Consolidated Financial Statements.

9.	Your revised disclosure in response to our prior comment no. 8 focuses on the termination of the relationship with your former non-file insurance carrier and the discovery that more of your contracts deemed uncollectible are eligible for recovery. We are unclear how this explains the significant increase in charge offs. Please revise to describe the changes in asset quality and other underlying reasons for the significant changes in charge-off experience for each year presented.

Response: With the increase in charge offs we had reported in Note 3 during fiscal year 2004, we understand how a reader of the financial statements might conclude that there was a significant change in asset quality in our finance receivables. However, we did not have a significant change in asset quality in connection with our finance receivables. As we previously described, the increase was related to the increase in non-file insurance claims filed with our outgoing insurance carrier to make sure we collected upon all possible claims before the termination of the relationship. In response to your comment, however, we reviewed the method of presenting non-file claims in our analysis of the allowance for credit losses in Note 3 of the Consolidated Financial Statements. We

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United States Securities and Exchange Commission

noted that we had included in the “charge offs” disclosure finance receivables for which a non-file insurance claim was made and received. Also, the resulting receipt of these claims were included in “recoveries”. We have revised the analysis of the allowance for credit losses in Note 3 by reducing “charge offs” and “recoveries” by the amounts of non-file claims, the net effect of which is zero. The amounts received from non-file insurance coverage are disclosed in a separate paragraph towards the end of Note 3. We are of the opinion that this change properly accounts for these receipts from non-file insurance and will provide the reader of the financial statements with a proper disclosure of the company’s actual charge-offs and recoveries.

In accordance with FAS 114, the Company should measure its impairment based on the present value of expected future cash flows or fair value of its collateral. If the resulting measure is less than the recorded investment in the loan, the Company would recognize a bad debt expense. Accordingly, the Company would record a bad debt only if the non-file claim (or substitute collateral or future cash flow) did not adequately pay off the loan balance. Since non-file claims receipts directly related to those accounts charged off, no impairment occurred. This is the basis for restating those components in the analysis of the allowance for credit losses.

Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies – Finance Receivables, page F-8

10.	Your revised disclosure in response to our prior comment no. 14 focuses on underwriting guidelines as a key component in determining whether a refinancing should be treated as a new loan. Please revise to address whether the terms of the new loan resulting from the refinancing are at least as favorable to the lender as the terms for comparable loans to other customers with similar collection risks who are not refinancing. Also address the comparison of the effective yield between refinancings treated as new loans and loans to other customers with similar collection risks who are not refinancing. Refer to paragraphs 12-13 of SFAS 91.

Response: We have revised Note 2 accordingly.

Note 2 – Summary of Significant Accounting Policies – Non-file insurance, page F-12

11.	Your response to our prior comment no. 7 states that you only file non-file insurance claims relating to direct consumer loans. Please revise your footnote as well as other relevant sections of your Form S-1 to indicate how non-file insurance relates to each type of refinance receivable.

Response: We have revised the non-file insurance footnote as well as other relevant sections of the prospectus to clarify how non-file insurance relates to each category of finance receivable.

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September 21, 2005

United States Securities and Exchange Commission

Please call me at (229) 246-5288 with any questions you may have.

Sincerely,

/s/ Vance R. Martin
Vance R. Martin

cc:	Michael K. Rafter, Esq.